March 31, 2021

Ms. Taylor Beech
Ms. Katherine Bagley

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Gin & Luck Inc.
Offering Statement on Form 1-A
Filed February 22, 2021
File No. 024-11463

Dear Ms. Beech and Ms. Bagley,

We acknowledge receipt of the comments in your letter dated March 19, 2021 regarding the Offering Statement of Gin & Luck Inc. (the “Company”). We appreciate the opportunity to respond to your comments.

Form 1-A filed February 22, 2021
Cover Page

1.               Please add disclosure regarding the drag-along right contained in the Voting Agreement that investors in this offering will be required to sign. Please also disclose the percent of the voting power your directors, officers and affiliates will control after the offering.

As requested, the Company added additional disclosure to the cover page.

2.               You disclose that "[t]he total number of shares of Common Stock into which the Series B Preferred Stock may be converted will be determined by dividing the original issue price per share of the Series B Preferred Stock by the conversion price per share of the Series B Preferred Stock," and you refer readers to your "Securities Being Offered" disclosure for additional details. However, your disclosure on page 37 states "[h]olders of Series A and Series B Preferred Stock have a voluntary right to convert shares into Class A Common Stock in accordance with the Company’s Amended and Restated Certificate of Incorporation," and does not provide additional detail. In an appropriate place in your filing, amend your disclosure to briefly describe the process by which holders can voluntarily convert their Series A and B Preferred Stock into common shares, including the "conversion price per share" of the Series B Preferred Stock. Further, please clarify whether this offering qualifies as an "IPO" that would automatically convert your preferred stock into Class A common stock.

The Company has amended is disclosure on page 32, including clarifying the price per share as well as defining an IPO as a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended.

Summary, page 1

3.               Please add disclosure commensurate with the disclosure on the cover page of your offering statement discussing the limited voting rights of the Series B Preferred Stock as compared to the common stock, including a discussion of the drag-along right contained in the Voting Agreement and the percent of the voting power your directors, officers and affiliates will control after the offering.

As requested, the Company has added additional disclosure to the cover page.

Risk Factors, page 4

4.        Please add a risk factor discussing the preemptive rights held by Major Investors under the Investors' Rights Agreement and the potential dilutive impact on investors in this offering who do not purchase enough Series B Preferred Stock to qualify as a Major Investor under the agreement.

The Company has added a risk factor entitled, “Investors in the Company will be diluted if the Company issues additional shares.”

"A majority of the Company is owned by a small number of owners", page 6

5.        Please revise this risk factor to state the percent of the voting power your directors, officers and affiliates will control after the offering, in addition to before the offering. Here, or in another risk factor, as applicable, please also include a discussion of the risks related to the limited voting power of the Series B Preferred Stock to be issued in this offering.

The risk factor has been modified as requested by the Staff.

"If the company cannot raise sufficient funds . . .", page 6

6.        You disclose that "[w]e have applied for and received approval for additional emergency loans from the government." Please amend your disclosure to describe the number and amount of the additional loans, and when you expect to receive funds from these loans. Make conforming changes where you discuss your liquidity in Management's Discussion and Analysis of Financial Conditions and Results of Operations.

We have added a cross reference in the risk factor to the additional disclosure included under Indebtedness in the Management Discussion and Analysis of Financial Conditions and Results of Operations.

Plan of Distribution, page 13

7.        We note your disclosure that "SI Securities, LLC will receive commissions of 8.5% of the offering proceeds," and "SI Securities, LLC will charge you a non-refundable transaction fee equal to 2% of the amount you invest (up to $300) at the time you subscribe for our securities." Please amend your offering circular cover page to clearly disclose the fees that will be payable to SI Securities, LLC in the transaction, including fees payable by you and fees payable by investors. As a related matter, please confirm that the offering price on the cover page will reflect the offering price per share after accounting for the transaction fee. Finally, confirm that the commissions and processing fees will be included in the "aggregate purchase price" of your offering, calculated pursuant to the Note to Paragraph (a) in Rule 251 of Regulation A, and when calculating the maximum amount non-accredited investors may invest under Rule 251(d)(2)(i)(C) under the Securities Act. Alternatively, provide a detailed analysis as to why the commission and processing fees should not be included in the aggregate purchase price.

The Company has modified the cover page as adjusted. Further, the Company confirms that the offering price on the cover page will reflect the offering price per share after accounting for the transaction fee. The Company further confirms that the commissions and processing fees will be included in the "aggregate purchase price" of your offering, calculated pursuant to the Note to Paragraph (a) in Rule 251 of Regulation A, and when calculating the maximum amount non-accredited investors may invest under Rule 251(d)(2)(i)(C) under the Securities Act.

Compensation of Directors and Officers, page 32

8.        We note your disclosure in the footnotes to the compensation table that "[o]ther compensation includes the value of the Class A and Class B Common Shares vesting annually for Mr. Day and Ms. Tarby," and your disclosure in footnote 3 to your beneficial ownership table on page 33 that the amount and nature of beneficial ownership "[a]ssumes that all shares are fully vested." You also disclose in Note 5 to your financial statements on page F-12 that "[t]he LLC agreement authorized the Board to grant profits interest units to individuals in exchange for services performed or to be performed for the Company," and "[t]he total number of units available for issuance under the plan is 4,788,202." Finally, you note that the units are subject to a vesting schedule. Please clarify what is meant by "vesting" and "vested" in your footnotes to your compensation and beneficial ownership tables. Please also amend your compensation disclosure to discuss the unit award plan, as it appears that directors and officers are still able to receive units under this plan. In your discussion, please describe any changes to the award plan related to your reorganization from an LLC to a corporation. Make conforming changes to your beneficial ownership table, as applicable.

The Company has modified the disclosure on page 32 and 33. The Company has clarified that the units were issued under the prior operating agreement, which is no longer in effect. Further, vested refers to shares that converted from those units, and are no longer subject to a repurchase right by the Company.

Securities Being Offered, page 35

9.        Please revise this section to include specific discussions of the material terms of the Voting Agreement related to the limitations on transfer of your preferred shares, including the requirement that transferees agree to be bound by the terms of the Voting Agreement, and discuss the impact this may have on an investor's ability to sell their shares. Furthermore, please disclose the company's right of first refusal for transfers of shares pursuant to section 5.4 of your Bylaws.

The Company has added a risk factor entitled, “Your ability to transfer your securities may be limited” and has clarified the disclosure on investors’ ability to sell shares in Securities Being Offered.

Series B Preferred Stock
Information Rights, page 38

10.        We note your disclosure that "[t]he Company also agrees in the Investors’ Rights Agreement to grant to certain information rights to Major Investors including: (1) annual unaudited financial statements for each fiscal year of the Company, including an unaudited balance sheet as of the end of such fiscal year, an unaudited income statement, and an unaudited statement of cash flows, all prepared in accordance with generally accepted accounting principles and practices; and (2) quarterly unaudited financial statements for each fiscal quarter of the Company (except the last quarter of the Company’s fiscal year), including an unaudited balance sheet as of the end of such fiscal quarter, an unaudited income statement, and an unaudited statement of cash flows, all prepared in accordance with generally accepted accounting principles and practices, subject to changes resulting from normal year-end audit adjustments." In this regard, it appears there will be periods of time when certain investors will be in possession of material non-public information and will therefore be unable to transfer their securities. Therefore, in an appropriate place in your filing, please include a discussion of potential restrictions on transfer and liquidity issues related to this disparity in access to information among investors.

The Company has modified its information rights to be consistent with the on-going reporting requirements under Regulation A. The Company has accordingly modified the description of information rights.

Consolidated Statements of Operations, page F-3

11.        Please revise to disclose your basic and diluted earnings per share for each period presented on the face of your statement of operations. Refer to the guidance in ASC 260- 10-45-2. Also, please revise the notes to the interim and audited financial statements to include the disclosures required by ASC 260-10-50-1, as applicable.

The Company has modified its disclosure in the “Consolidated Statements of Operations” and added a new footnote entitled, “Earnings Per Share” in each of the interim and audited financial statements.

Note to Consolidated Financial Statements
8. Segment Information, page F-14

12.        The segment income (loss) from operations amounts presented for the six months ended June 30, 2020 and June 30, 2019 on page 28 of MD&A and in Note 8 appear to be the net loss before income taxes for the corresponding reporting periods. Please revise your footnote disclosure and the results of operations discussion on page 28 to ensure that the income (loss) from operations amounts are consistent with the amounts reported in your consolidated statements of operations on page F-3.

The Company has revised Note 8 in the interim financial statements and the disclosure on page 28 of the MD&A.

Exhibits

13.        Please file the joint venture agreements relating to your Midnight Auteur project, or tell us why they are not required to be filed.

The Company filed the agreement as Exhibit 6.11.

General

14.        Please revise the Rule 255(b)(4) legend on the bottom of your website to provide a hyperlink to the most recent version of your offering statement. See Rule 255(b)(4)(ii).

The Company has revised the legend as requested.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Gin & Luck Inc. If you have additional questions or comments, please contact me at jamie@crowdchecklaw.com.

Sincerely,

/s/ Jamie Ostrow

Partner

CrowdCheck Law LLP

700 12th St NW, Ste 700

Washington, D.C. 20005

cc: Suying Li, Securities and Exchange Commission
Linda Cvrkel, Securities and Exchange Commission
David Kaplan, Chief Executive Officer, Gin & Luck Inc.